UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Translation of registrant’s name into English)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916, 333-285322 and 333-293854) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 9, 2026, the Company announced Week 52 data from the open-label sentinel cohort portion of the reACHin Trial (which preceded the now fully enrolled double-blinded portion of the trial) showing that treatment with once-weekly TransCon CNP (navepegritide) provided stabilization or improvement in foramen magnum stenosis (a skull bone narrowing that can lead to dangerous brain stem and spinal cord compression), as well as linear growth benefits, in infants with achondroplasia aged 0 to <2 years. The data were presented by Geneviève Baujat, M.D., clinical geneticist at Necker-Enfants Malades Hospital (Paris), during ESPE 2026, the annual meeting of the European Society for Paediatric Endocrinology.

ReACHin is a pivotal Phase 2, randomized, placebo-controlled trial to evaluate the safety, tolerability, and efficacy of once-weekly TransCon CNP at the 100 µg/kg/week dose in at least 66 treatment-naïve infants aged 0 to <2 years with genetically confirmed achondroplasia, followed by a 52-week open-label extension. Prior to recruitment for the 52-week double-blind period, seven infants with achondroplasia (mean age 11.7 months) were enrolled in an open-label sentinel cohort to evaluate the safety and pharmacokinetics (PK) of TransCon CNP in this age group. Additional outcome measures at Week 52 included Achondroplasia Foramen Magnum Score (AFMS, a standardized MRI-based grading system used to evaluate and classify the severity of foramen magnum stenosis), change from baseline in ACH-specific supine length Z-score, and annualized growth velocity (AGV).

Highlights from the Week 52 reACHin Trial Sentinel Cohort Data

•	Treatment with TransCon CNP led to stable or improved cranio-cervical junction health at Week 52, as measured by:

•	AFMS was stable or improved between baseline and Week 52 in all children

•	Mean change from baseline in sagittal diameter of foramen magnum was +3.15 mm

•	There were no decompression surgeries during the 52-week period

•	Treatment with TransCon CNP increased linear growth at Week 52:

•	Mean change from baseline in ACH-specific supine length Z-score was +0.42

•	Mean AGV was 9.9 cm/year

•	PK was comparable to that observed in older children, supporting the 100 µg/kg/week dose

•	TransCon CNP was generally well tolerated and the safety data were consistent with those previously reported in other trials:

•	No reports of injection site reactions over the 52-week treatment period

•	No deaths, fractures, bone-related safety events, or symptomatic hypotension

•	No AEs were assessed by investigators as related to treatment and no AEs led to treatment disruption or discontinuation or to trial withdrawal

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples of such statements include, but are not limited to, statements relating to (i) the potential for TransCon CNP (navepegritide) to address foramen magnum stenosis and support linear growth in infants with achondroplasia, and (ii) the potential safety, tolerability, and efficacy benefits of TransCon CNP in infants based on reACHin Trial sentinel cohort data. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including, without limitation: dependence on third-party manufacturers, distributors, and service providers for Ascendis’ products and product candidates; risks related to regulatory review and approval, including the possibility of delays, requests for additional data or analyses, restrictions or limitations on use, approval with labeling that is more limited than expected, or failure to obtain approval in the United States, European Union, or other jurisdictions; clinical development risks, including that results from ongoing or future trials may not confirm earlier data; unforeseen safety or efficacy findings in development programs or on-market products; manufacturing, supply chain, quality, or logistics issues that could delay development or commercialization; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen research and development or selling, general and administrative expenses and other costs impacting Ascendis’ business generally; market acceptance, pricing, and reimbursement challenges, including payer coverage decisions and health technology assessments; competitive developments, including new or improved therapies; intellectual property protection, freedom-to-operate, and litigation risks; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; cybersecurity, data privacy, and information technology disruptions; and the impact of international economic, political, legal, compliance, public health, and business factors, including tariffs, trade policies, currency fluctuations, and geopolitical events. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 11, 2026, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: September 9, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer